SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(a)*


                      INTEGRATED ELECTRICAL SERVICES, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   45811E 30 1
                                 (CUSIP Number)


                               Jeffrey L. Gendell
                          55 Railroad Avenue, 3rd Floor
                          Greenwich, Connecticut 06830
           (Name, address and telephone number of person authorized to receive notices and communications)


                                  May 12, 2006
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

CUSIP No. 45811E 30 1                                           13D                                             Page 2 of 12

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAMES OF REPORTING PERSONS.                             Tontine Capital Partners, L.P.
                          I.R.S. IDENTIFICATION NOS.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                             [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES

     BENEFICIALLY
       OWNED BY

         EACH
      REPORTING

     PERSON WITH
                          -------------------     -------------------------------------------------------------------------------
                                  8               SHARED VOTING POWER:                                        3,023,282

                          -------------------     -------------------------------------------------------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                             0

                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   3,023,282

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            3,023,282
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           19.7%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               PN
----------------------    -------------------------------------------------------------------------------------------------------






                                       2

CUSIP No. 45811E 30 1                                           13D                                             Page 3 of 12


----------------------    -------------------------------------------------------------------------------------------------------
          1               NAMES OF REPORTING PERSONS.                             Tontine Capital Management, L.L.C.
                          I.R.S. IDENTIFICATION NOS.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    ------------------------------------------------------------------------------------ ------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES

     BENEFICIALLY
       OWNED BY

         EACH
      REPORTING

     PERSON WITH
                          -------------------     -------------------------------------------------------------------------------
                                  8               SHARED VOTING POWER:                                        3,023,282

                          -------------------     -------------------------------------------------------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                             0

                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   3,023,282

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            3,023,282
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           19.7%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               OO
----------------------    -------------------------------------------------------------------------------------------------------




                                       3

CUSIP No. 45811E 30 1                                           13D                                             Page 4 of 12


----------------------    -------------------------------------------------------------------------------------------------------
          1               NAMES OF REPORTING PERSONS.                             Tontine Partners, L.P.
                          I.R.S. IDENTIFICATION NOS.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES

     BENEFICIALLY
       OWNED BY

         EACH
      REPORTING

     PERSON WITH
                          -------------------     -------------------------------------------------------------------------------
                                  8               SHARED VOTING POWER:                                        1,945,787

                          -------------------     -------------------------------------------------------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                             0

                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   1,945,787

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            1,945,787
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           12.7%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               PN
----------------------    -------------------------------------------------------------------------------------------------------




                                       4

CUSIP No. 45811E 30 1                                           13D                                             Page 5 of 12


----------------------    -------------------------------------------------------------------------------------------------------
          1               NAMES OF REPORTING PERSONS.                             Tontine Management, L.L.C.
                          I.R.S. IDENTIFICATION NOS.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES

     BENEFICIALLY
       OWNED BY

         EACH
      REPORTING

     PERSON WITH
                          -------------------     -------------------------------------------------------------------------------
                                  8               SHARED VOTING POWER:                                        1,945,787

                          -------------------     -------------------------------------------------------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                             0

                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   1,945,787

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            1,945,787
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           12.7%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               OO
----------------------    -------------------------------------------------------------------------------------------------------




                                       5

CUSIP No. 45811E 30 1                                           13D                                             Page 6 of 12


----------------------    -------------------------------------------------------------------------------------------------------
          1               NAMES OF REPORTING PERSONS.                             Tontine Overseas Associates, L.L.C.
                          I.R.S. IDENTIFICATION NOS.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                                  0
      NUMBER OF
        SHARES

     BENEFICIALLY
       OWNED BY

         EACH
      REPORTING

     PERSON WITH
                          -------------------     -------------------------------------------------------------------------------
                                  8               SHARED VOTING POWER:                                           52,350

                          -------------------     -------------------------------------------------------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                             0

                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                      52,350

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                               52,350
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0.3%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IA, OO
----------------------    -------------------------------------------------------------------------------------------------------






                                       6

CUSIP No. 45811E 30 1                                           13D                                             Page 7 of 12


----------------------    -------------------------------------------------------------------------------------------------------
          1               NAMES OF REPORTING PERSONS.                             Jeffrey L. Gendell
                          I.R.S. IDENTIFICATION NOS.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [X]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                                [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                            United States
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                              7,906
      NUMBER OF
        SHARES

     BENEFICIALLY
       OWNED BY

         EACH
      REPORTING

     PERSON WITH
                          -------------------     -------------------------------------------------------------------------------
                                  8               SHARED VOTING POWER:                                        5,021,419

                          -------------------     -------------------------------------------------------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                         7,906

                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                   5,021,419

----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                            5,029,325
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           32.8%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------


CUSIP No. 45811E 30 1                    13D                       Page 8 of 12

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value of $.01 per share (the "Common Stock"), of Integrated Electrical Services, Inc. (the "Company"). The principal executive office of the Company is 1800 West Loop South, Suite 500, Houston, Texas 77027.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      This statement is filed by:

         (i) Tontine Capital Partners, L.P., a Delaware limited partnership ("TCP"), with respect to the shares of Common Stock directly owned by it;

         (ii) Tontine Capital Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TCM"), with respect to the shares of Common Stock directly owned by TCP;

         (iii) Tontine Partners, L.P., a Delaware limited partnership ("TP"), with respect to the shares of Common Stock directly owned by it;

         (iv) Tontine Management, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TM"), with respect to the shares of Common Stock directly owned by TP;

         (v) Tontine Overseas Associates, L.L.C., a limited liability company organized under the laws of the State of Delaware ("TOA"), which serves as investment manager to Tontine Overseas Fund, Ltd., a company organized under the laws of the Cayman Islands ("TOF"), with respect to the shares of Common Stock owned by TOF; and

         (vi) Jeffrey L. Gendell ("Mr. Gendell"), with respect to the shares of Common Stock owned directly by Mr. Gendell, TCP, TP and TOF.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

         (b) The address of the principal business and principal office of each of Reporting Person is 55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830.

         (c) The principal business of each of TCP and TP is serving as a private investment limited partnership. The principal business of TCM is serving as the general partner of TCP. The principal business of TM is serving as the general partner of TP. The principal business of TOA is that of an investment advisor engaging in the purchase and sale of securities on behalf of its clients. Mr. Gendell serves as the managing member of TCM, TM and TOA.

         (d) None of the Reporting Persons, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 45811E 30 1                    13D                       Page 9 of 12


         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) TCP is a limited partnership organized under the laws of the State of Delaware. TCM is a limited liability company organized under the laws of the State of Delaware. TP is a limited partnership organized under the laws of the State of Delaware. TM is a limited liability company organized under the laws of the State of Delaware. TOA is a limited liability company organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Company's Second Amended Joint Plan of Reorganization, dated March 17, 2006 (the "Plan of Reorganization"), as confirmed on April 26, 2006 by the United States Bankruptcy Court for the Northern District of Texas, Dallas Division, shares of Common Stock were issued to the Reporting Persons in exchange for their old common stock of the Company and their 9 3/8% Senior Subordinated Notes of the Company due 2009.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise. An affiliate of the Reporting Persons serves on the board of directors of the Company.

         Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons beneficially own the number of shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number. The percentages used herein are calculated based upon 15,327,151 shares of Common Stock issued upon the effective date of the Plan of Reorganization, as disclosed in the Company's related Second Amended Disclosure Statement dated March 17, 2006.

CUSIP No. 45811E 30 1                    13D                       Page 10 of 12

---------------------------------------- ----------------------- ----------------------
Name                                        Number of Shares       Percent of Class
---------------------------------------- ----------------------- ----------------------
Tontine Capital Partners, L.P.                        3,023,282                  19.7%
---------------------------------------- ----------------------- ----------------------
Tontine Capital Management L.L.C.                     3,023,282                  19.7%
---------------------------------------- ----------------------- ----------------------
Tontine Partners, L.P.                                1,945,787                  12.7%
---------------------------------------- ----------------------- ----------------------
Tontine Management, L.L.C.                            1,945,787                  12.7%
---------------------------------------- ----------------------- ----------------------
Tontine Overseas Associates, L.L.C.                      52,350                   0.3%
---------------------------------------- ----------------------- ----------------------
Jeffrey L. Gendell                                    5,029,325                  32.8%
---------------------------------------- ----------------------- ----------------------

         (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

         (c) Except for the transaction described in Item 4 hereof, none of the Reporting Persons has effected any transactions in the Common Stock of the Company during the past 60 days.

         (d) TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the Managing Member of TCM and TM and in that capacity directs each of their operations. Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Contemporaneously with TCP's, TP's, TOA's and Mr. Glendell's receipt of Common Stock pursuant to the Plan of Reorganization, TCP, TP, TOA, Mr. Glendell and Southpoint Master Fund, LP (collectively, "Holders") entered into a Registration Rights Agreement with the Company and dated as of May 12, 2006 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company granted the Holders certain demand and "piggy-back" registration rights in connection with their Common Stock. The registration rights granted under the Registration Rights Agreement terminate with respect to any Holder when such Holder ceases to own any Registrable Securities (as defined in the Registration Rights Agreement). The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 1, which is incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Registration Rights Agreement, dated May 12, 2006, by and among Tontine Capital Partners, L.P., Tontine Partners, L.P., Tontine Overseas Associates, L.L.C., Jeffrey L. Gendell, Southpoint Master Fund, LP and the Company (Incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed May 17, 2006).

2. Joint Filing Agreement, dated as of May 18, 2006, by and among Tontine Capital Partners, L.P., Tontine Capital Management L.L.C., Tontine Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C. and Jeffrey L. Gendell.

CUSIP No. 45811E 30 1                    13D                       Page 11 of 12



                                   SIGNATURES


         After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  May 18, 2006


                       /s/ Jeffrey L. Gendell
                       ---------------------------------------------------------
                       Jeffrey L. Gendell, individually, and as
                       managing member of
                       Tontine Capital Management, L.L.C.,
                       general partner of Tontine Capital Partners, L.P., and as managing member of Tontine Management, L.L.C., general partner of Tontine Partners, L.P., and as managing member of Tontine Overseas Associates, L.L.C.

CUSIP No. 45811E 30 1                    13D                       Page 12 of 12



                                  EXHIBIT INDEX
                                  -------------


Exhibit Number        Description
--------------        -----------

Exhibit 1 Registration Rights Agreement, dated May 12, 2006, by and among Tontine Capital Partners, L.P., Tontine Partners, L.P., Tontine Overseas Associates, L.L.C., Jeffrey L. Gendell, Southpoint Master Fund, LP and the Company (Incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed May 17, 2006).

Exhibit 2 Joint Filing Agreement, dated as of May 18, 2006, by and among Tontine Capital Partners, L.P., Tontine Capital Management L.L.C., Tontine Partners, L.P., Tontine Management, L.L.C., Tontine Overseas Associates, L.L.C. and Jeffrey L. Gendell.